UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO.         )

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Nippon Kinzoku Kogyo Kabushiki Gaisha

(Name of Subject Company)

Nippon Metal Industry Co., Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Nippon Metal Industry Co., Ltd.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N / A

(CUSIP Number of Class of Securities (if applicable))

Isao Fujiwara

Deputy General Manager

Finance Department, Corporate Planning Department

Nippon Metal Industry Co., Ltd.

Tokyo Club Building, 3-2-6 Kasumigaseki, Chiyoda-ku

Tokyo 100-8937, Japan

(Telephone +81-3-3500-5645)

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N / A

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	The following document is attached as an exhibit to this Form:

Exhibit number	Description

1	English translation of “Commencement of Consideration of Business Integration of Nisshin Steel Co., Ltd. and Nippon Metal Industry Co., Ltd.”, dated November 15, 2011.

(b)	Not applicable.

Item 2.	Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the press release included as Exhibit 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Nippon Metal Industry Co., Ltd. is filing with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NIPPON METAL INDUSTRY CO., LTD.

Date: November 15, 2011	By:	/s/ MASAHIRO SASAKI
	Name:	Masahiro Sasaki
	Title:	Managing Director